NovaStar Financial, Inc.
8140 Ward Parkway
Suite 300
Kansas City, MO 64114
816.237.7000 OFFICE

________________________________________________________________________________
                                                                        NOVASTAR

October 11, 2007

Via EDGAR and Facsimile
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

     Re:    NovaStar Financial, Inc.
            Form 10-K for the year ended December 31, 2006 (the "Form 10-K")
            Filed March 1, 2007
            Form 10-Q for the quarter ended June 30, 2007 (the "Form 10-Q")
            Filed August 9, 2007
            File No. 001-13533

Dear Mr. Gordon:

     NovaStar Financial, Inc. (the "Company" or "we") is writing this letter in response to the comment letter received from the staff of the Securities and
Exchange Commission (the "Staff" or the "Commission") dated September 28, 2007, in which the Staff requested clarification or additional information with respect to the above referenced Form 10-K and Form 10-Q filings.

     For ease of reference, we reproduced the comments below in bold and include under each comment the Company's response.

Mr. Daniel L. Gordon
Securities and Exchange Commission
October 11, 2007

Form 10-K for the year ended December 31, 2006

Consolidated Balance Sheet, page 80

     1. Please clarify whether the entire balance of the line item Mortgage loans - held in portfolio, consists of securitizations treated as financings under SFAS 140. Additionally, please disclose whether or not the securitization trusts have the right to sell or repledge the collateral. Refer to paragraphs 15 and 17 of SFAS 140.

     The entire balance of the line item Mortgage loans - held in portfolio consists of loans that are held in securitizations that are treated as financings under SFAS 140. The securitization trusts do not have the right to sell or repledge the collateral. When we file the form 10-K for the year ended
December 31, 2007, we will disclose that the securitization trusts do not have the right to sell or repledge the collateral. In accordance with paragraph 15.d.
of SFAS 140, these loans are reflected on the Company's Consolidated Balance
Sheets net of the associated allowance for credit losses. Furthermore, as required under paragraph 17.a.(2) of SFAS 140, the Company disclosed in Note 2 of the Notes to Consolidated Financial Statements on page 96 of the Form 10-K,
"At December 31, 2006 a majority of the loans classified as held-for-sale and all of the loan classified as held-in-portfolio were pledged as collateral for financing purposes." (emphasis added).

Note 9, Commitments and Contingencies, page 110

     2. Please revise your disclosure of the putative class actions filed in
April 2005 to disclose the amount of the nationwide settlement agreed upon in
January 2007.

     The nationwide settlement is based on a defined amount of people that would opt in to the settlement. As set forth in Note 9 of the Notes to Consolidated
Financial Statements, we disclosed the estimated probable obligation related to the settlement of the putative class actions filed in April of 2005. We believe that this provided more meaningful disclosure to investors than the amount of the settlement due to the fact that the Company believed that a large number of the claimants would not properly submit claims to obtain their settlement amount. This determination was based upon information derived from outside counsel and their experience in similar class action cases. Based upon this information, the Company determined that the best estimate of the potential liability for this settlement ranged between $3.9 million and $4.7 million. In accordance with SFAS 5, Accounting for Contingencies, the Company, as set forth in Note 9, recorded a charge of $3.9 million which is reflected in its
Consolidated Statement of Income. It is expected that the actual liability will be finalized prior to October 31, 2007, and such final amount will be disclosed in the form 10-Q for the three months ended September 30, 2007. Based on the claims currently submitted the Company anticipates

Mr. Daniel L. Gordon
Securities and Exchange Commission
October 11, 2007

the actual amount will not differ materially from the $3.9 million accrual that has been recorded.

Form 10-Q for the Quarter ended June 30, 2007

Condensed Consolidated Statement of Cash Flows, page 4

     3. We note from your disclosure on page 8 that you paid $100.3 million in cash during the first six months of 2007 to repurchase loans sold to third parties. Please tell us where this cash outflow is classified on the Statement of Cash Flows for the six months ended June 30, 2007.

     The loans that were repurchased were initially reported in the "Mortgage
Loans held-for-sale" line item of our Condensed Consolidated Balance Sheets. As such, the $100.3 million of cash paid to repurchase loans sold to third parties is classified as operating activities and is included in the line entitled
"Originations and purchases of mortgage loans held-for-sale" on our Statement of
Cash Flows for the Six Months Ended June 30, 2007.

Note 10. Commitments and Contingencies, page 24

     4. You disclose that you have entered into a settlement agreement with the plaintiffs in the putative class action filed in December of 2005. Please tell us whether the $5.1 million settlement amount was accrued at June 30, 2007, and if so, where this amount was classified on your Statement of Operations for the
Six Months Ended June 30, 2007.

     The entire $5.1 million settlement amount was accrued and is classified in the line item entitled "Professional and outside services" on our Condensed
Consolidated Statement of Operations for the Six Months Ended June 30, 2007.

     As requested in the above referenced letter, the Company acknowledges the following:

     •    The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
     •    Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     •    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
Securities and Exchange Commission
October 11, 2007

If you have any further questions or comments regarding the information set forth above, please feel free to call me at (816) 237-7708.

                                       Very truly yours,

                                       /s/ Gregory S. Metz

                                       Gregory S. Metz
                                       Chief Financial Officer

Enclosure

cc:      Mr. Eric C. McPhee, Securities and Exchange Commission
         Mr. Scott F. Hartman, NFI
         Mr. Jeff Ayers, NFI
         Mr. Todd Phillips, NFI
         NFI Audit Committee
         Ms. Kirstin P. Salzman, Blackwell Sanders Peper Martin LLP
         Mr. Richard T. Lippoli, Deloitte & Touch LLP